                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No.  )*



                        HyperMedia Communications, Inc.
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                                (Name of Issuer)

                         Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                   448917104
                    --------------------------------------
                                 (CUSIP Number)

                                  Austin Grose
                             MK Global Ventures II
                          2471 E. Bayshore Road, #520
                              Palo Alto, CA 94303

                                (650) 424-0151
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)



                                 June 30, 1998
                    --------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
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  CUSIP NO. 448917104
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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Michael D. Kaufman
      ###-##-####
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See Instructions)
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          9,213,420
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          9,213,420
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      9,213,420 shares of issuers Common Stock
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See Instructions)
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      82.1%
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      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Schedule 13D is being filed on behalf of (the "Investor"), relating to the common stock, par value $0.001 per share (the "Common Stock") of HyperMedia Communications, Inc., a California corporation (the "Company").

Item 1.   Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock of the Company, and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 901 Mariner's Island Blvd., Suite 365, San Mateo, California 94404.

Item 2.   Identity and Background.

     (a), (b) and (c) This statement is filed on behalf of Michael D. Kaufman ("Kaufman" or the "Reporting Person") . The business address for Kaufman is 2471 E. Bayshore Road, Palo Alto, CA 94303. Kaufman is a general partner of various venture capital funds affiliated with MK Global Ventures located at 2417
E. Bayshore Road, Palo Alto, CA 94303. This Schedule 13D supersedes and replaces that certain Schedule 13G filed in February, 1998 with the Securities and Exchange Commission (the "SEC") on behalf of Kaufman, MK Global Ventures II, a California limited partnership and MK GVD Fund, a California limited partnership.

     (d) and (e) The disclosures required by paragraphs (d) and (e) of this Item 2 are inapplicable with respect to Kaufman.

     (f) Kaufman is a United States citizen.

Item 3.   Source and Amount of Funds or Other Compensation.

     Of the total number of securities of the Company disclosed on the cover page of this Schedule 13D: (i) 925,450 are shares of Company Common Stock were purchased by MK Global Ventures II, a California limited partnership ("MK VII") over which Kaufman exercises voting and dispositive control (Kaufman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein); (ii) 8,064,516 are shares of the Company's Series E Preferred Stock that are held by MK VII (Kaufman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein); (iii) 82,250, 50,344, 117,000, 28,800 and 169,281 are shares of the Company's Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock, respectively, are held by MK GVD Fund, a California limited partnership ("MK GVD") over which Kaufman exercises voting and dispositive power (Kaufman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein); (iv) 220,320 are shares of Company Common Stock are held by MK GVD (Kaufman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein) which it acquired between May 1, 1998 and September 1, 1998 pursuant to open-market transactions. The consideration for the purchase of the shares identified above was source from personal funds in the case of Kaufman and limited partnership investment funds in the case of MK VII and MK GVD. The purchases of the Series F, G, H, I and J Preferred Stock are described in more detail below.

     On March 20, 1996 MK GVD purchased 82,250 shares of Series F Preferred Stock convertible into 82,250 shares of Common Stock for an aggregate purchase price of $249,957.75 over which Kaufman exercises voting and dispositive control (Kaufman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein).

     On June 30, 1997 MK GVD purchased 50,344 shares of Series G Preferred Stock convertible into 209,802 shares of Common Stock for an aggregate purchase price of $100,287 over which Kaufman exercises voting and dispositive control (Kaufman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein).

     On September 30, 1997 MK GVD purchased 117,000 shares of Series H Preferred Stock convertible into 522,828 shares of Common Stock for an aggregate purchase price of $249,912 over which Kaufman exercises voting and dispositive control (Kaufman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein).

     On December 30, 1997 MK GVD purchased 28,800 shares of Series I Preferred Stock convertible into 941,121 shares of Common Stock for an aggregate purchase price of $449,856 over which Kaufman exercises voting and dispositive control (Kaufman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein).

     On February 20, 1998, March 30, 1998 and June 30, 1998 MK GVD purchased 105,000 shares of Series J Preferred Stock, 6,750 shares of Series J Preferred Stock and 57,531 shares of Series J Preferred Stock, respectively, all of which are convertible into 4,080,209 shares of Common Stock for an aggregate total purchase price of $1,950,340 over which Kaufman exercises voting and dispositive control (Kaufman disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein).

     The 8,064,516, 82,250, 50,344, 117,000, 28,800 and 169,281 shares of the
Company's Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock, respectively, were initially convertible into shares of the Company's Common Stock on a 1-for-1, 1-for-1, 1-for-1, 20-for-1 and 10-for-1 basis, respectively; however, as a result of anti-dilution protection the Company's Series E Preferred Stock, Series F Preferred Stock, Series G Preferred Stock, Series H Preferred Stock, Series I Preferred Stock and Series J Preferred Stock have become convertible into 2,092,050, 82,250, 209,802, 522,828, 941,121 and
4,080,209 shares of the Company's Common Stock, respectively.

Item 4.   Purpose of Transaction.

     The purpose of the transactions described in Item 3 above was to acquire securities of the Issuer for investment purposes.

     The Reporting Person may from time to time acquire shares of Common Stock or dispose of shares of Common Stock through open-market or privately negotiated transactions or otherwise, depending on existing market conditions and other considerations discussed below. The Reporting Person intends to review his investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time not to increase, or to decrease, the size of their investment in the Company.

     The Reporting Person has no plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-Laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) and (b) Kaufman beneficially owns 9,213,420 shares of Issuer Common Stock, which constitutes 82.1% of the outstanding shares of the Issuer. Kaufman has the sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares beneficially held by him.

     (c) During the past sixty days, the only transactions by Kaufman involving Issuer Common Stock are described in Item 3 above.

     (d) Kaufman retains the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities to which this
Schedule 13D relates.

     (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The information set forth in Items 3 and 4 above is incorporated herein by reference. MK GVD is a party to those certain Series F, Series G, Series H, Series I and Series J Preferred Stock purchase agreements dated March 20, 1996, July 3, 1996, September 18, 1997, December 23, 1997, and February 19, 1998, respectively. The Series E, Series F, Series G, Series H, Series I and Series J Preferred Stock purchase agreements shall be referred to as the ("Purchase Agreements"). Pursuant to the Purchase Agreements, MK VII and MK GVD have certain rights with respect to the registration of shares of the Company's common stock. Under the Purchase Agreements, holders of at least 35% of the Company's unregistered common stock or the Company's common stock issued or issuable upon conversion or exchange of any of the Company's securities that are convertible into the Company's common stock (registrable securities) may, any time, request that the Company prepare and file a registration statement, on a form other than Form S-3 with respect to all or part of the Registrable Securities, subject to certain conditions, including the right of the Company to defer such registration for up to 180 days. Additionally, MK VII and MK GVD, subject to certain conditions, have the right to request, at any time, registrations on Form S-3. Further, in the event that the Issuer proposes to register any of its Common Stock under the Securities Act of 1933, as amended, MK VII and MK GVD are entitled to receive notice, thereof and to include in such registration all or part of the Registrable Securities that they hold, subject to certain conditions, including the right of the underwriters to limit the number of shares of Issuer Common Stock to be included in such registration and underwriting.

     On June 1, 1998, Issuer granted to Kaufman stock options to purchase 5,000 shares of Issuer Common Stock in connection with Kaufman's services as a director of the Issuer. On August 20, 1998, the Issuer granted options to purchase 45,000 shares of Issuer Common Stock in connection with a repricing of options. Such stock options vest at a rate of 1/12 th per month such that they become fully exercisable one year from the date of vesting commencement.

Item 7.   Material to Be Filed as Exhibits.

     Inapplicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 1999




                                    /s/ MICHAEL D. KAUFMAN
                                    ----------------------
                                    Signature

                                    Michael D. Kaufman
                                    ----------------------
                                    Name


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